UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

AETRIUM INCORPORATED

(Exact name of the registrant as specified in its charter)

Minnesota	0-22166	41-1439182
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

2350 Helen Street

North St. Paul, Minnesota 55109

(Address of principal executive offices) (Zip code)

Daniel Koch

(651) 770-2000

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1. Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

Conflict Minerals Disclosure

In accordance with Rule 13p-1 of the Securities Exchange Act of 1934 Aetrium Incorporated (the “Company”) has filed this Specialized Disclosure Form (“Form SD”) and the associated Conflict Minerals Report. Both reports are posted and publicly available at the Company’s corporate website: www.atrmcompanies.com

Section 2. Exhibits

Item 2.01 Exhibits

Exhibit No.	Description

1.02	Conflict Minerals Report of the Company as required by Items 1.01 and 1.02 of this Form.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Aetrium Incorporated

By:	/s/ Daniel Koch
Name:	Daniel Koch	Date: June 2, 2014
Title:	President and Chief Executive Officer

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